Via Edgar
                          January 8, 2018
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Shainess
Celeste M. Murphy
Christine Wong
Terry French

Re:	Novume Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 12, 2018 Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 13, 2018 File No. 001-38338

Ladies and Gentlemen:

We are counsel to Novume Solutions, Inc. (the “Company”). We hereby respond on behalf of the Company to the Staff's comment raised in the Staff’s letter dated December 21, 2018. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's response immediately follows.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Acquisitions, page 41

1.
Expand your disclosure to discuss how your acquisitions of BC Management, Global Technical Services, and Global Contract Professionals have changed your business operations.

Response: The acquisition on December 31, 2017 of the assets of BC Management, Inc. (“BC Management”) by Firestorm Solutions, LLC (“Firestorm”) resulted in Firestorm being able to offer a new service of staffing and placement solutions for clients in the risk management industry, in addition to Firestorm’s existing crisis responses and training services. The acquisition of BC Management did not result in the survival of BC Management as part of the Company. The assets were integrated into Firestorm’s operations and the Company does not anticipate any additional disclosure other than identifying that the acquisition of BC Management expanded Firestorm’s services offerings.

The acquisitions of Global Technical Services, Inc. (“GTS”) and Global Contract Professionals, Inc. (“GCP”) (collectively “Global”) on October 1, 2017 as wholly-owned subsidiaries of the Company have resulted in a contribution of additional revenues to the Company's human resource-based businesses. Since Global has a relatively high cost of revenues, the operating margins for Global are lower than those for other Company subsidiaries, but there were no material changes to how the Company operates its business following the Global acquisitions.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Key Trends, Developments and Challenges
Letter of Intent to Acquire OpenALPR Technology, Inc., page 43

2.
As it appears that you will be required to pay a substantial portion of the consideration for your planned acquisition of OpenALPR in cash, disclose how you intend to secure additional funding to support the acquisition.

Response: The Company is currently in confidential discussions with multiple possible sources to serve as a source of funds for the OpenALPR acquisition and continued corporate growth. Appropriate disclosures will be made upon entering into any definitive and material agreement.

3.
We note an investor presentation where you indicated that Novume is transitioning to a technology company focused in artificial intelligence (AI), and that your current portfolio of AI technologies provides you with the opportunity to “disrupt.” We further note your press release describing your planned acquisition of OpenALPR as further disruption of the vehicle recognition market through the use of “market-leading AI Technology.” Expand your disclosure here and where applicable to reflect this transition in business focus. You should discuss the company’s specific AI offerings, and how such products and/or services differ from more typical algorithmic computing.

Response: The Company believes that OpenALPR’s automatic license plate reading (“ALPR”) technology is market-leading based on OpenALPR’s publicly-disclosed benchmark accuracy rates (http://www.openalpr.com/benchmarks.html) and the Company’s independent testing of OpenALPR’s technology versus the dominate provider in the ALPR industry. The Company uses OpenALPR technology in the devices created by its wholly owned subsidiary, Brekford Traffic Safety, Inc. (“Brekford”). Traditional ALPR systems algorithms typically use relatively expensive proprietary video cameras that have a limited effective viewing field and are less effective as approach speeds of moving vehicles increase. OpenALPR’s technology can use any Internet Protocol (IP) camera to read license plates. Furthermore, OpenALPR’s algorithms allow for reading license plates at high “skew” angles (more obtuse horizontal and vertical viewing) and at approach speeds in excess of 100 miles per hour. In addition, through several years of machine learning, OpenALPR has been able to increase the accuracy of its software. Thus, the use of OpenALPR technology allows customers with existing IP cameras to obtain better results without additional hardware costs. It also supports a significantly expanded range of uses and dramatically lowers the cost for new installations.

The Company believes that OpenALPR’s technology and high accuracy rates, combined with the products created by Brekford, can be disruptive in the following markets, to name a few:

Car repossession – The Company has developed its Argos Finder mobile ALPR device which was designed for the car repossession market. Traditional ALPR devices for this market can cost $10,000 for two cameras and a laptop must be provided by the user. The fully-integrated Argos Finder system includes all hardware and OpenALPR software, and is priced on a monthly subscription basis, thus making it more affordable for a larger number of potential users.

Law enforcement – The Company estimates that less than 10% of law enforcement vehicles are equipped with ALPRs. This limited use is due to the relatively high unit cost of these devices. The Company, through the development of its Argos Guardian Move Over Camera, has developed a low-cost, mobile ALPR unit that it believes it can be self-funded by Move Over law enforcement in jurisdictions such as Ohio and Canada that allow for automatic Move Over law violation citations. The Company believes that making ALPRs more affordable for law enforcement is disruptive – a significant benefit for law enforcement and a competitive challenge for traditional ALPR companies.

Parking and Vehicle Access Management – Parking and vehicle access management has a long-standing history of using parking attendants, ticket machines and mechanical gates to control vehicle access and collect parking fees. The Company has developed its Argos Access and Argos Edge products to use OpenALPR technology and IP cameras for parking and vehicle access management. Reducing or eliminating the need for parking attendants, ticket machines and mechanical gates can significantly reduce parking services costs.

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The Company confirms that it will comply with the Staff’s comments in future filings as discussed above.

Should you have any questions or comments with respect to the foregoing, please contact our counsel Marcelle S. Balcombe or Thomas Rose at 212-930-9700.

Very truly yours,

/s/ Marcelle S. Balcombe

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